Exhibit (a)(5)(E)

Chemtura Announces Final Results of Tender Offer

PHILADELPHIA, Pa., December 5, 2014 – Chemtura Corporation (NYSE: CHMT) (Euronext Paris: CHMT) (“Chemtura”) announced today the final results of its modified Dutch auction tender offer, which expired at the end of the day, 12:00 midnight, New York City time, on December 1, 2014.

Chemtura has accepted for purchase 12,493,641 shares of its common stock at a purchase price of $24.20 per share, for an aggregate cost of $302.3 million, excluding fees and expenses relating to the tender offer. As more than $300.0 million of shares were tendered at or below the price of $24.20, Chemtura exercised its right to accept an additional $2.3 million of shares. As such, no proration was required and all shares validly tendered and not properly withdrawn at or below $24.20 were accepted for purchase. These shares represent approximately 14.5% of the total number of shares of Chemtura’s common stock issued and outstanding as of October 15, 2014.

Wells Fargo Securities, LLC served as dealer manager for the tender offer.

News Release for Informational Purposes Only

This news release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of Chemtura common stock. The offer is being made solely by the Offer to Purchase and the related Letter of Transmittal, as they may be amended or supplemented. Stockholders and investors are urged to read Chemtura’s tender offer statement on Schedule TO to be filed contemporaneously with the Securities and Exchange Commission (the “SEC”) in connection with the tender offer, which will be included as exhibits the Offer to Purchase, the related Letter of Transmittal and other offer materials, as well as any amendments or supplements to the Schedule TO when they become available, because they contain important information. Each of these documents will be filed with the SEC, and investors may obtain them for free from the SEC at its Web site (www.sec.gov) or from Georgeson Inc., the information agent for the tender offer, by telephone at: (866) 203-9357 (toll-free), or in writing to: 480 Washington Blvd., 26th Floor, Jersey City, NJ 07310.

About Chemtura Corporation

Chemtura Corporation, with 2013 net sales of $2.2 billion,1 is a global manufacturer and marketer of specialty chemicals. Additional information concerning Chemtura is available at www.chemtura.com.

[1]	2013 net sales of $2.2 billion reflects discontinued operations treatment for the sale of Chemtura’s Antioxidants and Consumer Products businesses.

Forward-Looking Statements

The cost estimates included in this press release include forward-looking statements within the meaning of Section 27(a) of the Securities Act of 1933, as amended and Section 21(e) of the Exchange Act of 1934, as amended. These forward-looking statements are identified by terms and phrases such as “anticipate,” “believe,” “intend,” “estimate,” “expect,” “continue,” “should,” “could,” “may,” “plan,” “project,” “predict,” “will” and similar expressions and include references to assumptions and relate to our future prospects, developments and business strategies. These forward-looking statements are based on the Company’s expectations at the time such statements are made, speak only as of the dates they are made and are susceptible to a number of risks, uncertainties and other factors. The Company’s actual costs and cost reductions may differ materially from expected costs and cost reductions.

Factors that could cause our actual costs, cost reductions or results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to:

•	Our ability to execute timely on our restructuring plan and achieve the expected cost reductions;

•	The cyclical nature of the global chemicals industry;

•	Increases in the price of raw materials or energy and our ability to recover cost increases through increased selling prices for our products;

•	Disruptions in the availability of raw materials or energy;

•	Our ability to implement our growth strategies in rapidly growing markets and faster growing regions;

•	Our ability to execute timely upon our portfolio management strategies and mid and long range business plans;

•	The successful separation of the Chemtura AgroSolutions business from the rest of our businesses;

•	Declines in general economic conditions;

•	The ability to comply with product registration requirements of regulatory authorities, including the U.S. Food and Drug Administration (the “FDA”) and European Union REACh legislation;

•	The effect of adverse weather conditions;

•	Demand for Chemtura AgroSolutions segment products being affected by governmental policies;

•	Current and future litigation, governmental investigations, prosecutions and administrative claims;

•	Environmental, health and safety regulation matters;

•	Federal regulations aimed at increasing security at certain chemical production plants;

•	Significant international operations and interests;

•	Our ability to maintain adequate internal controls over financial reporting;

•	Exchange rate and other currency risks;

•	Our dependence upon a trained, dedicated sales force;

•	Operating risks at our production facilities;

•	Our ability to protect our patents or other intellectual property rights;

•	Whether our patents may provide full protection against competing manufacturers;

•	Our ability to remain technologically innovative and to offer improved products and services in a cost-effective manner;

•	Our ability to reduce the risks of cyber incidents and protect our information technology;

•	Our unfunded and underfunded defined benefit pension plans and post-retirement welfare benefit plans;

•	Risks associated with strategic acquisitions and divestitures;

•	Risks associated with possible climate change legislation, regulation and international accords;

•	The ability to support the carrying value of the goodwill and long-lived assets related to our businesses;

•	Whether we repurchase any additional shares of our common stock that our Board of Directors has authorized us to purchase and the terms on which any such repurchases are made; and

•	Other risks and uncertainties described in our filings with the Securities and Exchange Commission, including Item 1A, Risk Factors, in our Annual Report on Form 10-K.

Forward-looking information is intended to reflect opinions as of the date this press release was issued. We undertake no duty to update any forward-looking statements to conform the statements to actual results or changes in our operations.

CONTACTS

Chemtura Investors:

Dalip Puri, Vice President Investor Relations & Treasurer

+1 (203) 573-2153

Chemtura Media:

John Gustavsen, Corporate Communications Manager

+1 (203) 573-3224